Sub-Item 77D:  Policies with respect to security investments

Effective February 19, 2017, and as approved by the Board at its December 8, 2016 Regular Meeting of the Board of Trustees, the investment strategy of the Insight Investment Grade Bond Fund (the "Fund") with respect to the Fund's investment in investment-grade fixed income securities will be changed, as described in the Supplement dated December 20, 2016 to the Prospectus for the Fund dated September 1, 2016, as amended from time to time (the "Prospectus"), which was filed with the Securities and Exchange Commission pursuant to Rule 497(e) of the Securities Act of 1933, as amended, on December 20, 2016 (SEC Accession No. 0001104659-16-163019) and incorporated herein by reference.

The revised policy will require the Fund, under normal circumstances, to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investment-grade fixed income securities. The revised policy may be changed by the Board of Trustees upon sixty (60) days' notice to shareholders.